EXHIBIT 99.1

                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE THREE AND NINE MONTHS ENDED

                         SEPTEMBER 30, 1996 AND 1995

                             EXHIBIT 99.1 (Continued)

                          PART I - FINANCIAL INFORMATION


TEM 1.  FINANCIAL STATEMENTS

a)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            CONSOLIDATED BALANCE SHEETS
                                   (in thousands)

                                                       September 30,    December 31,
                                                           1996             1995
                                                        (Unaudited)        (Note)
Assets
 Cash and cash equivalents                              $   3,173       $   2,225
 Investments in limited partnerships                          336             460
 Other assets                                               4,264           5,725
 Investment properties:
   Land                                                    10,217          10,452
   Building and related personal property                  94,260          94,906
                                                          104,477         105,358
   Less accumulated depreciation                          (69,281)        (68,167)
                                                           35,196          37,191

                                                        $  42,969       $  45,601

Liabilities and Partners' Deficit
 Accounts payable and accrued liabilities               $   2,223       $   3,035
 Mortgage notes and interest payable                       23,591          25,050
 Master loan and interest payable                         254,450         233,490
                                                          280,264         261,575

Partners' Deficit
 General partner                                           (2,372)         (2,159)
 Limited partners                                        (234,923)       (213,815)
                                                         (237,295)       (215,974)

                                                        $  42,969       $  45,601


Note: The balance sheet at December 31, 1995, has been derived from the consolidated financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

            See Accompanying Notes to Consolidated Financial Statements

                                EXHIBIT 99.1 (Continued)

b)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (Unaudited)
                          (in thousands, except unit data)

                                    Three Months Ended         Nine Months Ended
                                      September 30,             September 30,
                                    1996         1995         1996          1995
Revenues:
 Rental income                   $ 4,987     $  6,695      $ 14,946      $ 18,824
 Other income                         50           43           106           101
     Total revenues                5,037        6,738        15,052        18,925

Expenses:
 Operating                         3,128        4,616         9,156        12,199
 General and administrative          192          169           559           843
 Depreciation and
   amortization                    1,356        1,655         4,018         4,862
 Interest                          7,831        7,655        23,554        22,985
 Write-down of investment
   properties and investment
   in limited partnerships            --        3,814            --         3,814
     Total expenses               12,507       17,909        37,287        44,703

Gain on sale of investment
   property                          914           --           914            --

Net loss                         $(6,556)    $(11,171)     $(21,321)     $(25,778)

Net loss allocated
 to general partner (1%)         $   (66)    $   (112)     $   (213)     $   (258)
Net loss allocated
 to limited partners (99%)        (6,490)     (11,059)      (21,108)      (25,520)

                                 $(6,556)    $(11,171)     $(21,321)     $(25,778)

         See Accompanying Notes to Consolidated Financial Statements

                              EXHIBIT 99.1 (Continued)

c)                    CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

               CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                    (Unaudited)

               For the Nine Months Ended September 30, 1996 and 1995
                                   (in thousands)


                                    General        Limited
                                    Partner        Partners         Total

Partners' deficit at
  December 31, 1994                $ (1,780)      $(176,260)     $(178,040)

Net loss for the nine months
  ended September 30, 1995             (258)        (25,520)       (25,778)

Partners' deficit at
  September 30, 1995               $ (2,038)      $(201,780)     $(203,818)

Partners' deficit at
  December 31, 1995                $ (2,159)      $(213,815)     $(215,974)

Net loss for the nine months
  ended September 30, 1996             (213)       ( 21,108)       (21,321)

Partners' deficit at
  September 30, 1996               $ (2,372)      $(234,923)     $(237,295)


            See Accompanying Notes to Consolidated Financial Statements

                          EXHIBIT 99.1 (Continued)

d)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)
                                   (in thousands)

                                                                Nine Months Ended
                                                                  September 30,
                                                                1996         1995
Cash flows from operating activities:
  Net loss                                                   $(21,321)    $(25,778)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
   Depreciation and amortization                                4,077        4,862
   Gain on sale of investment property                           (914)          --
   Write-down of investment properties and
     investment in limited partnerships                            --        3,814
   Change in accounts:
      Other assets                                              1,454       (1,843)
      Accounts payable and accrued liabilities                   (754)       1,151
      Interest on Master Loan                                  22,181       20,167
      Due to affiliates                                            --         (918)
      Interest payable                                             68           11

          Net cash provided by operating activities             4,791        1,466

Cash flows from investing activities:
  Property improvements and replacements                       (2,987)      (2,365)
  Proceeds from sale of investment property                     1,882           --
  Proceeds from sale of securities available
   for sale                                                        --          195

          Net cash used in investing activities                (1,105)      (2,170)

Cash flows from financing activities:
  Advances on Master Loan                                         367           --
  Principal payments on Master Loan                            (1,588)          --
  Principal payments on notes payable                            (220)        (460)
  Repayment of note payable                                    (1,295)
  Loan costs paid                                                  (2)          --

          Net cash used in financing activities                (2,738)        (460)

Net increase (decrease) in cash and cash equivalents              948       (1,164)

Cash and cash equivalents at beginning of period                2,225        3,393
Cash and cash equivalents at end of period                   $  3,173     $  2,229
Supplemental disclosure of cash flow
  information:
   Cash paid for interest                                    $  1,257     $  3,721

           See Accompanying Notes to Consolidated Financial Statements

                           EXHIBIT 99.1 (Continued)

e)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Unaudited)



NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. ("General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

Certain reclassifications have been made to the 1995 information to conform to the 1996 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

The operations for the nine months ended September 30, 1995, for The Sterling Apartment Home and Commerce Center ("The Sterling") (formerly known as The Carlton House Apartment and Office Building) are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed. The Sterling was transferred to a wholly owned subsidiary of Consolidated Capital Institutional Properties ("CCIP") in a series of transactions on November 30, 1995.


NOTE B - RELATED PARTY TRANSACTIONS

CCEP has no employees and is dependent on the General Partner and its affiliates for the management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the nine month periods ended September 30, 1996 and 1995. Fees paid to affiliates of Insignia during the nine month periods ended September 30, 1996 and 1995, are included in operating expenses on the consolidated statements of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner and its current affiliates received reimbursements for the nine months ended September 30, 1996 and 1995, as reflected in the following table.

Also, CCEP is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                     For the Nine Months Ended
                                                            September 30,
                                                       1996             1995
                                                           (in thousands)

  Property management fees                             $748             $966
  Investment advisory fees                              136              199
  Lease commissions                                      55              186
  Reimbursement for services of affiliates (1)          373              362

(1) Included in "reimbursements for services of affiliates" for 1996 is approximately $82,000 in reimbursements for construction oversight costs.

The decrease in property management fees for the nine months ended September 30, 1996, compared to the nine months ended September 30, 1995, is the result of the transfer of The Sterling to CCIP on November 30, 1995.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement, which is described more fully in the 1995 Annual Report. Interest payments made during the nine month periods ended September 30, 1996 and 1995, were $0 and approximately $2.5 million, respectively. (See further discussion in "Note C"). Advances of approximately $367,000 were received under the Master Loan Agreement during the nine months ended September 30, 1996. Principal payments of approximately $1,588,000 were made on the Master Loan during the nine months ended September 30, 1996.

On July 1, 1995, CCEP began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at September 30, 1996, and December 31, 1995, are approximately $254.5 million and approximately $233.5 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three and nine month periods ended September 30, 1996 and 1995, was 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

CCIP invested approximately $367,000 in CCEP during the nine months ended September 30, 1996, as additional advances under the Master Loan. CCEP used the funds to pay for deferred maintenance and capital improvements on certain properties which collateralize the Master Loan. A portion of the advance was used to pay additional expenses related to the December 1995 financing of six of CCEP's investment properties. Also, a portion of the advance was used to pay taxes on behalf of a wholly owned subsidiary.

During the nine months ended September 30, 1996, CCEP paid approximately $1,588,000 to CCIP as principal payments on the Master Loan. Approximately $101,000 was due to the return of a real estate tax escrow set up at the time of the December 1995 financing of a certain CCEP investment property. This escrow was held until CCEP was able to provide proof of payment to the mortgage lender. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $124,000. Approximately $1,363,000 was due to an excess cash flow payment paid to CCIP as stipulated by the Master Loan Agreement. Subsequent to September 30, 1996, an excess cash payment of $69,000 was made to CCIP.


NOTE D - NOTE RECEIVABLE DEEMED IN-SUBSTANCE FORECLOSED

Prior to the transfer of The Sterling from CCEP to CCIP on November 30, 1995, CCEP held the "Sterling Note" which was secured by a deed of trust on The Sterling with a scheduled maturity in 1995. According to the note terms, interest accrued at 10% and compounded monthly on principal plus accrued but unpaid interest. The note receivable had been in default since 1991. As described more fully in the 1995 audited financial statements, the required debt service payments were reduced to only the amount of net cash flow from The Sterling. In 1995 no interest income was recognized as no cash related to the note receivable was received by CCEP.

Summarized below are the results of operations of The Sterling that are included in CCEP's financial statements for the nine months ended September 30, 1995, prepared on the same basis as CCEP's financial statements. Any intercompany balances between the Partnership and The Sterling have been eliminated in CCEP's consolidated financial statements and the summarized financial statements set forth below:

                                                     For the Nine Months Ended
                                                          September 30, 1995
                                                             (in thousands)
Revenues:
  Rental income                                                 $  4,502
  Other income                                                        22
      Total revenues                                               4,524

Expenses:
   Operating                                                        3,358
   Depreciation and amortization                                      791
   Interest                                                           731
   Administrative                                                      98
      Total expenses                                                4,978
          Net loss                                               $   (454)



NOTE E - SALE OF LAKEVIEW OFFICE TOWER

On September 13, 1996, the Partnership sold Lakeview Office Tower to an unrelated third party for a contract price of $2,060,000. The Partnership received net proceeds of approximately $1,882,000 after payment of closing costs, and recognized a gain on the sale of approximately $914,000. A mortgage note payable on the property in the amount of approximately $1,295,000 was repaid with a portion of the proceeds. The remaining cash proceeds of approximately $587,000 from the sale of Lakeview were remitted to CCIP subsequent to September 30, 1996, to pay down the Master Loan.